

Mailstop 3233

April 4, 2018

<u>Via E-mail</u>
Mr. Gregory A. Falk
Chief Financial Officer
Jones Lang LaSalle Income Property Trust, Inc.
333 West Wacker Drive
Chicago, IL, 60606

>   **Re: Jones Lang LaSalle Income Property Trust, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 9, 2017**
>   **File No. 000-51948**

Dear Mr. Falk:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities